PEOPLESTRING CORPORATION
157 Broad Street, Suite 109
Red Bank, New Jersey 07701

July 28, 2010

Via EDGAR and
Facsimile: (202) 772-9210

Stephani Bouvet, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PeopleString Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed: July 2, 2010
File No.: 333-163290

Dear Ms. Bouvet:

We are in receipt of your letter to us dated July 22, 2010 regarding Amendment No. 4 to the Form S-1 Registration Statement we filed on July 1, 2010 (the “S-1”). We thank you for taking the time to review the filing and providing your comments in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter, herein below are your comments (bolded), and our proposed responses and modifications to the language:

The Offering, page 7

1.           Your disclosure continues to refer to “any other public market” where the shares by selling shareholders may be offered.  As requested in prior comment 1, please clarify the nature of the public market you are referring to or delete such reference.

The words “or listed for trading or quoted on any other public market, other than quotation in the pink sheets” have been deleted.  The section “Offering Price” will read as follows: “The selling stockholders will sell the shares of our common stock at a fixed price of $0.125 per share until shares of our common stock are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices. We intend to seek to have our common stock quoted on the OTC Bulletin upon our becoming a reporting entity under the Securities Exchange Act of 1934 (the “Exchange Act”), but we cannot provide any assurance that our common stock will ever be quoted on the OTC Bulletin Board or traded on any securities exchange.”

Information With Respect to the Registrant

Our Business

Email Accounts and Shared Services Agreement, page 24

2.           Given that your directors are the same for both PeopleString and BigString, tell us what consideration you have given to the disclosure of potential conflicts regarding the presentation of corporate opportunities by them.  Please clarify the nature and extent of their duties of loyalty to each company and discuss the conflicts that these duties may impose and the effects their actions regarding presentation of corporate opportunities may have on PeopleString.  Describe more specifically whether and in what circumstances a corporate opportunity made known to one of your officers or directors who is also involved in BigString, would or would not be offered to BigString rather than to PeopleString.

Potential conflicts have been disclosed in the Risk Factors on Page 9 entitled “Our key executive officers and directors are also key executives and board members of BigString Corporation, which may create potential conflicts of interest” and additional proposed language as follows will be added into the Business section following the Email Account and Shared Services Agreement and prior to the Competition section:  “Potential Conflicts Regarding Corporate Opportunities – The officers and directors of PeopleString Corporation are also the officers and directors of BigString Corporation.  The officers and directors have a fiduciary duty and loyalty to both companies which may cause a potential conflict of interest.  As a result, the effect of their actions regarding presentation of corporate opportunities to BigString Corporation as opposed to PeopleString Corporation may have a negative impact on PeopleString’s business.  The officers and directors in their sole discretion will decide when and in what circumstances a corporate opportunity would be offered to BigString Corporation rather than to PeopleString Corporation based on their discretion of which opportunity would best benefit which company.

3.           You state that BigString charges PeopleString licensing fees that are higher in aggregate than BigString charges other third parties for outsourced email and instant messenger services, based on volume.  Please clarify how the licensing fees were determined and provide quantitative information concerning how the fees paid by PeopleString to its affiliate compare to the fees BigString charges to an unrelated party.

We propose the following amended language in order to clarify how the licensing fees were determined.  Quantitative information on fees BigString charges is confidential information belonging to BigString and cannot be disclosed publicly herein.

Email Accounts and Shared Services Agreement:

On April 2, 2009, PeopleString entered into a verbal agreement with BigString to license BigString’s messaging technology and share the cost of certain common services. The agreement renews annually, is subject to adjustment periodically, and may be terminated at will by either party upon three days notice. Under the agreement, BigString provides outsourced email and instant messenger services to PeopleString users. The licensing fee was based on BigString’s experience providing services to other third parties and was determined by BigString’s management’s analysis and discretion. Based on volume, BigString charges PeopleString fees that are higher in aggregate than BigString charges other third parties for outsourced email and instant messenger services. Shared services costs are quantified based on management’s estimate of the percentage of time devoted to each company; PeopleString’s management makes this estimate with a moderate amount of discretion. As of the date of this filing, BigString did not share services with other unrelated third parties. Payments are due quarterly.

The services and costs under the agreement have been adjusted as follows: At April 2, 2009, the shared services included hosting, credit card processing, insurance, rent and miscellaneous general and administrative expenses; at July 1, 2009, the shared services included hosting, credit card processing, insurance, rent, payroll and miscellaneous general and administrative expenses; and at October 1, 2009, the shared services included hosting, insurance, rent and miscellaneous general and administrative expenses. From April 2, 2009 to December 31, 2009, the amount incurred and paid by PeopleString for the shared expenses was $132,745 which represents 28% of the total cost of $478,329 for such shared services. From April 2, 2009 to December 31, 2009, the amount incurred and paid by PeopleString for the licensing was $33,000. For the three months ended March 31, 2010, the amount incurred by PeopleString for the shared expenses was $23,073 and the amount incurred and paid by PeopleString for the licensing was $10,500.  PeopleString’s management determined, in their sole discretion, based on their subjective estimate of the amount of time devoted to each company, the amount incurred and paid for the payroll and shared services that is allocated to each of PeopleString and BigString.

4.           You state that PeopleString incurred $132,745 in shared expenses for the fiscal year ended December 31, 2009 and consumed 28% of the services shared with BigString.  Please clarify how the percent of services consumed correlates with the amount of expenses incurred.  Also, clarify the principle or methodology used in determining the portion of the payroll and the portion of other shared services that is allocated to PeopleString and to BigString.

We propose amending the section as above.

Management’s Discussion of Financial Condition or Plan of Operation

Operations, page 26

5.           In response to prior comment 7, you state that you introduced your first product, Blackgrape, a resveratrol-based drink, in the three months ended December 31, 2009.  Please describe in more detail this product offering, including how revenue is generated, as it appears from your website that Steve Cardell manufactures and ships the product.  Include corresponding disclosure in your Business section.  Refer to Item 101(h)(4) of Regulation S-K.

We propose the following amended language to the end of the section “Information With Respect to the Registrant – Multi-Tiered Affiliate Program” under “Results of Operations”, fifth paragraph:

“While online services revenue is 80% of total revenues for the period January 2, 2009 (Date of Formation) through December 31, 2009, and increased from $227,629 to $295,000 for the three months ended September 30, 2009 and December 31, 2009, respectively, the revenue growth rate may diminish over time. For the three months ended March 31, 2010, online services revenue was $259,950 and was 63% of total revenue. Affiliate revenue increased from $16,999 to $40,530 for the three months ended September 30, 2009 and December 31, 2009, respectively, and advertising revenue increased from $10,731 to $33,052 for the three months ended September 30, 2009 and December 31, 2009, respectively. For the three months ended March 31, 2010 affiliate and advertising revenue was $34,952 and $89,151, respectively. Although no assurance can be made, affiliate and advertising revenue growth rates may continue to be greater than the revenue growth rate for online services. We also introduced our first product, Blackgrape, a resveratrol-based drink, in the three months ended December 31, 2009; PeopleString markets Blackgrape on our website and generates revenue through online sales of the Blackgrape drink to consumers through our credit card processor.”

In the corresponding Business section, we propose to add the following language”

“We also introduced our first product, Blackgrape, a resveratrol-based drink, in the three months ended December 31, 2009.  We market the product for sale on our website.  We generated revenues through online sales to consumers through our credit card processor.

Financial Statements

Changes in and Disagreements with Accountants on Financial Disclosure, page 29

6.           We note you filed an Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised registration statement.  However, we also note in this letter the former accountant only agreed with the statements made in the first and second paragraphs of this section.  Please file an updated Exhibit 16 letter from your former accountant that clarifies whether they agree or disagree with your statement regarding the former accountant’s report on the financial statements and that there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure from the period of inception through the subsequent interim period preceding the registration statement.

Attached is the form of proposed updated Exhibit 16 letter from our former accountant.

Thank you very much for providing your comments.  Please feel free to contact either me or Barbara R. Mittman, Esq., with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

PEOPLESTRING CORPORATION

By: /s/    Darin M. Myman
Darin M. Myman
President

WG
Joel Wiener, CPA	Wiener Goodman & Company, P.C. Certified Public Accountants & Consultants	Gerald Goodman, CPA

One Industrial Way West Building A Eatontown, NJ 07724 P: (732) 544-8111 F: (732) 544-8788 E-mail: tax@wgpc.net	Memberships: PCPS of AICPA American Institute of CPA New Jersey Society of CPA

July 28, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Dear Sirs:

           We have read Changes in and Disagreements with Accountants and Financial Disclosure in the Registration Statement of Amendment No. 4 to Form S-1 dated July 28, 2010, of PeopleString Corporation and are in agreement with the statements contained in the first, third, fourth and fifth paragraphs.  We have no basis to agree or disagree with the other statements of the Company contained therein.

We hereby confirm that there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K) that occurred within the last fiscal year of PeopleString Corporation.

Sincerely,

/s/ Wiener, Goodman & Company, P.C

Wiener, Goodman & Company, P.C.

cc:   PeopleString Corporation